GMAC RFC

Statement to Certificateholder

Distribution Information	Deal Information
1. Distribution Summary	**Deal Name:** Residential Accredit Loans Inc, 2007-QA3
2. Factor Summary	**Asset Type:** Mortgage Asset-Backed Pass-Through Certificates
3. Components Information *(Not Applicable)*	
4. Interest Summary	**Closing Date:** 04/27/2007
	First Distribution Date: 05/25/2007
5. Other Income Detail	
	Determination Date: 11/20/2007
6. Interest Shortfalls, Compensation and Expenses	**Distribution Date:** 11/26/2007
	Record Date:
7. Prepayment Interest and Basis Risk/Net WAC Shortfall Amounts	Book-Entry: 11/21/2007
	Definitive: 10/31/2007
8. Collateral Summary	
9. Repurchase Information	
10. Loan Status Report (Delinquencies)	
11. Deal Delinquencies (30 Day Buckets)	**Trustee:** Deutsche Bank Trust Company Americas
12. Loss Mitigation and Servicing Modifications	**Main Telephone:** 714-247-6000
13. Losses and Recoveries	**GMAC-RFC**
14. Credit Enhancement Report	**Bond Administrator:** Nicholas Gisler
15. Distribution Percentages *(Not Applicable)*	**Telephone:** 818-260-1628
16. Overcollateralization Summary	**Pool(s):** 40516
17. Excess Cash Flow, Overcollateralization Provisions and Derivative Amounts	
18. Performance Tests	
19. Lender Paid Mortgage Insurance *(Not Applicable)*	
20. Comments	

GMAC RFC

Statement to Certificateholder

Residential Accredit Loans Inc, 2007-QA3
November 26, 2007

1. Distribution Summary

Class	CUSIP	Original Face Value	Beginning Notional / Principal Balance	Pass - Through Rate	Principal Distribution	Interest Distribution	Total Distribution (3) + (4) = (5)	Principal Loss	Interest Loss	Deferred Interest	Ending Notional/ Principal Balance (1)-(3)-(6)+(8)=(9)
		(1)		(2)	(3)	(4)	(5)	(6)	(7)	(8)	(9)
A-1	74923XAA4	368,210,000.00	345,081,459.96	4.97250000	3,437,690.64	1,525,260.05	4,962,950.69	0.00	0.00	0.00	341,643,769.32
A-2	74923XAB2	40,000,000.00	37,487,462.04	5.04250000	373,448.91	168,027.14	541,476.05	0.00	0.00	0.00	37,114,013.13
A-3	74923XAC0	260,298,720.00	243,948,459.64	5.06250000	2,430,206.88	1,097,768.07	3,527,974.95	0.00	0.00	0.00	241,518,252.76
A-4	74923XAD8	83,563,590.00	78,314,672.70	5.07250000	780,168.30	353,112.16	1,133,280.46	0.00	0.00	0.00	77,534,504.40
A-5	74923XAE6	83,563,590.00	78,314,672.70	5.11250000	780,168.30	355,896.68	1,136,064.98	0.00	0.00	0.00	77,534,504.40
M-1	74923XAF3	22,248,100.00	22,248,100.00	5.35250000	0.00	105,851.52	105,851.52	0.00	0.00	0.00	22,248,100.00
M-2	74923XAG1	13,348,800.00	13,348,800.00	6.13599805	0.00	73,240.42	73,240.42	0.00	0.00	0.00	13,348,800.00
M-3	74923XAH9	3,559,700.00	3,559,700.00	6.13599805	0.00	21,745.81	21,745.81	0.00	0.00	0.00	3,559,700.00
M-4	74923XAJ5	3,114,700.00	3,114,700.00	6.13599805	0.00	20,411.67	20,411.67	0.00	0.00	0.00	3,114,700.00
M-5	74923XAK2	4,449,600.00	4,449,600.00	6.13599805	0.00	37,070.11	37,070.11	0.00	0.00	0.00	4,449,600.00
SB	74923XAL0	7,564,388.39	7,564,330.10	0.00000000	0.00	780,615.88	780,615.88	0.00	0.00	0.00	7,564,330.10
R-1	74923XAM8	0.00	0.00	0.00000000	0.00	0.00	0.00	0.00	0.00	0.00	0.00
R-X	74923XAN6	0.00	0.00	0.00000000	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Deal Totals		**889,921,188.39**	**837,431,957.14**		**7,801,683.03**	**4,538,999.51**	**12,340,682.54**	**0.00**	**0.00**	**0.00**	**829,630,274.11**

GMAC RFC

Statement to Certificateholder

Residential Accredit Loans Inc, 2007-QA3
November 26, 2007

2. Factor Summary

Amount /Original Amount per $1000 unit)

Class	CUSIP	Beginning Notional/ Principal Balance Factor	Principal Distribution Factor	Interest Distribution Factor	Total Distribution Factor	Deferred Interest Factor	Interest Shortfall Factor	Ending Notional/ Principal Balance Factor
A-1	74923XAA4	937.18655104	9.33622292	4.14236455	13.47858746	0.00000000	0.00000000	927.85032813
A-2	74923XAB2	937.18655100	9.33622275	4.20067850	13.53690125	0.00000000	0.00000000	927.85032825
A-3	74923XAC0	937.18655105	9.33622294	4.21733949	13.55356242	0.00000000	0.00000000	927.85032812
A-4	74923XAD8	937.18655098	9.33622287	4.22567006	13.56189292	0.00000000	0.00000000	927.85032812
A-5	74923XAE6	937.18655098	9.33622287	4.25899222	13.59521509	0.00000000	0.00000000	927.85032812
M-1	74923XAF3	1,000.00000000	0.00000000	4.75777797	4.75777797	0.00000000	0.00000000	1,000.00000000
M-2	74923XAG1	1,000.00000000	0.00000000	5.48666697	5.48666697	0.00000000	0.00000000	1,000.00000000
M-3	74923XAH9	1,000.00000000	0.00000000	6.10888839	6.10888839	0.00000000	0.00000000	1,000.00000000
M-4	74923XAJ5	1,000.00000000	0.00000000	6.55333419	6.55333419	0.00000000	0.00000000	1,000.00000000
M-5	74923XAK2	1,000.00000000	0.00000000	8.33111066	8.33111066	0.00000000	0.00000000	1,000.00000000
SB [1]	74923XAL0							
R-1	74923XAM8	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000
R-X	74923XAN6	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000

[1] Factors not reported for OC Classes

Deal Factor :	93.22514004%

4. Interest Summary

The following section only reports information for classes that have accrued interest for this distribution.

Class	Accrual Period		Accrual Methodology	Beginning Notional/Principal Balance	Pass-Through Rate	Optimal Interest Amount	Interest Loss	Deferred Interest	Interest Shortfall Amount	Other Income	Interest Distribution (1)-(2)-(3)-(4)+(5)=(6)	Accrued Certificate Interest Remaining Unpaid
	Start	End				(1)	(2)	(3)	(4)	(5)	(6)	
A-1	10/25/2007	11/25/2007	Actual/360	345,081,459.96	4.97250000	1,546,731.79	0.00	0.00	0.00	0.00	1,525,260.05	0.00
A-2	10/25/2007	11/25/2007	Actual/360	37,487,462.04	5.04250000	168,027.14	0.00	0.00	0.00	0.00	168,027.14	0.00
A-3	10/25/2007	11/25/2007	Actual/360	243,948,459.64	5.06250000	1,097,768.07	0.00	0.00	0.00	0.00	1,097,768.07	0.00
A-4	10/25/2007	11/25/2007	Actual/360	78,314,672.70	5.07250000	353,112.16	0.00	0.00	0.00	0.00	353,112.16	0.00
A-5	10/25/2007	11/25/2007	Actual/360	78,314,672.70	5.11250000	355,896.68	0.00	0.00	0.00	0.00	355,896.68	0.00
M-1	10/25/2007	11/25/2007	Actual/360	22,248,100.00	5.35250000	105,851.52	0.00	0.00	0.00	0.00	105,851.52	0.00
M-2	10/25/2007	11/25/2007	Actual/360	13,348,800.00	6.13599805	73,240.42	0.00	0.00	0.00	0.00	73,240.42	0.00
M-3	10/25/2007	11/25/2007	Actual/360	3,559,700.00	6.13599805	21,745.81	0.00	0.00	0.00	0.00	21,745.81	0.00
M-4	10/25/2007	11/25/2007	Actual/360	3,114,700.00	6.13599805	20,411.67	0.00	0.00	0.00	0.00	20,411.67	0.00
M-5	10/25/2007	11/25/2007	Actual/360	4,449,600.00	6.13599805	37,070.11	0.00	0.00	0.00	0.00	37,070.11	0.00
SB	10/01/2007	10/31/2007	Actual/360	7,564,330.10	0.00000000	0.00	0.00	0.00	0.00	780,615.88	780,615.88	0.00
Deal Totals				**837,431,957.14**		**3,779,855.37**	**0.00**	**0.00**	**0.00**	**780,615.88**	**4,538,999.51**	**0.00**

Current Index Rates

Index Type	Rate	Classes
BTLIB TEL 25 -2BD	4.87250000	A-1, A-2, A-3, A-5, M-2, M-4, M-5, M-3, M-1, A-4

5. Other Income Detail

Class	Prepayment Charges	Remaining Excess Cash Flow and OC Release Amount	Other Income Distribution
	(1)	(2)	(1) + (2) = (3)
SB	2,163.20	778,452.68	780,615.88
Deal Totals	**2,163.20**	**778,452.68**	**780,615.88**

6. Interest Shortfalls, Compensation and Expenses

	Current Prepayment Interest Shortfall Amount	Compensating Interest	Net Prepayment Interest Shortfall Amount (1) - (2)=(3)	Civil Relief Act Shortfall Count	Civil Relief Act Shortfall Amount	Compensation		Advances		Allowable Expenses per Governing Documents	Non - Recoverable Advances
						Subservicer	Master Servicer	Subservicer	Master Servicer		
	(1)	(2)	(3)								
Deal Totals	5,824.63	5,824.63	0.00	0	0.00	184,883.40	29,281.54	768,334.31	4,332.67	0.00	0.00

7. Prepayment Interest and Basis Risk/Net WAC Shortfall Amounts

(A) Prepayment Interest Shortfall Amounts

Class	Current Period	Prior Unpaid	Prior Unpaid Accrued Interest	Total Paid	Remaining Unpaid (1)+(2)+(3)-(4)=(5)
	(1)	(2)	(3)	(4)	(5)
A-1	0.00	0.00	0.00	0.00	0.00
A-2	0.00	0.00	0.00	0.00	0.00
A-3	0.00	0.00	0.00	0.00	0.00
A-4	0.00	0.00	0.00	0.00	0.00
A-5	0.00	0.00	0.00	0.00	0.00
M-1	0.00	0.00	0.00	0.00	0.00
M-2	0.00	0.00	0.00	0.00	0.00
M-3	0.00	0.00	0.00	0.00	0.00
M-4	0.00	0.00	0.00	0.00	0.00
M-5	0.00	0.00	0.00	0.00	0.00
SB	0.00	0.00	0.00	0.00	0.00
R-1	0.00	0.00	0.00	0.00	0.00
R-X	0.00	0.00	0.00	0.00	0.00
Deal Totals	0.00	0.00	0.00	0.00	0.00

(B) Basis Risk/Net WAC Shortfall Amounts

Current Period Uncompensated	Prior Unpaid	Prior Unpaid Accrued Interest	Total Paid	Remaining Unpaid (1)+(2)+(3)-(4)=(5)
(1)	(2)	(3)	(4)	(5)
0.00	0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00	0.00
433.12	0.00	0.00	433.12	0.00
2,330.42	0.00	0.00	2,330.42	0.00
3,423.41	0.00	0.00	3,423.41	0.00
12,801.01	0.00	0.00	12,801.01	0.00
0.00	0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00	0.00
18,987.96	0.00	0.00	18,987.96	0.00

Statement to Certificateholder

Residential Accredit Loans Inc, 2007-QA3

November 26, 2007

8. Collateral Summary

A. Loan Count and Balances

		Original Loan Count/ Scheduled Principal Balance	Beginning Loan Count/ Scheduled Principal Balance	Scheduled Principal	Curtailments	Payoffs	Matured Loans	Repurchases	Beginning Aggregate Scheduled Principal Balance of Liquidations/ Charge-offs	Ending Loan Count/Scheduled Principal Balance
Deal Totals	**Count**	2,849	2,712	N/A	297	21	0	1	1	2,689
	Balance/Amount	889,921,188.39	837,431,957.15	83,868.37	49,458.84	7,245,507.83	N/A	214,848.00	208,000.00	829,630,274.11

B. Weighted Averages

	Beginning Weighted Average Gross Mortgage Rate	Ending Weighted Average Gross Mortgage Rate	Ending Weighted Average Remaining Amortization Term	Ending Weighted Average Months to Maturity	Beginning Weighted Average Net Mortgage Rate	Ending Weighted Average Net Mortgage Rate	Beginning Weighted Average Unmodified Net Mortgage Rate	Net Weighted Average Cap Rate	Weighted Average Net Rate
Deal Totals	6.86038995	6.85801390	352.75	350.86	6.54506458	6.54269408	6.54506458	N/A	N/A

C. Constant Prepayment Rate

	1 Month CPR	3 Month CPR	6 Month CPR	12 Month CPR	Life CPR
Deal Totals	10.52%	9.99%	11.24%		11.23%

Net WAC Cap Rate: 6.135998%

9. Repurchases

		Breaches Of Representations and Warranties	ARM Conversions	Optional Repurchases of Defaulted Loans	Others	Total (1)+(2)+(3)+(4)=(5)
		(1)	(2)	(3)	(4)	(5)
Deal Totals	**Count**	0	0	0	1	1
	Scheduled Balance	0.00	0.00	0.00	214,848.00	214,848.00

Statement to Certificateholder

Residential Accredit Loans Inc, 2007-QA3

November 26, 2007

10. Loan Status Report

Delinquency Calculation Method: Mortgage Bankers Association

Deal Totals	Current / Delinquent		Bankruptcy		Foreclosure		REO			Total	
	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Actual Balance	Count	Scheduled Balance
Current	2,302	694,758,486.08	2	656,190.91	0	0.00	0	0.00	0.00	2,304	695,414,676.99
30 days	137	43,116,669.09	0	0.00	0	0.00	0	0.00	0.00	137	43,116,669.09
60 days	67	21,351,305.43	0	0.00	0	0.00	0	0.00	0.00	67	21,351,305.43
90 days	62	21,158,974.39	0	0.00	0	0.00	0	0.00	0.00	62	21,158,974.39
120 days	28	12,703,440.83	2	608,000.00	2	1,210,400.00	0	0.00	0.00	32	14,521,840.83
150 days	6	1,731,882.15	1	384,734.85	28	11,071,455.16	0	0.00	0.00	35	13,188,072.16
180 days	5	1,647,621.38	0	0.00	22	9,386,481.19	1	420,000.00	420,000.00	28	11,454,102.57
181+ days	2	617,000.00	0	0.00	20	8,031,632.65	2	776,000.00	776,000.00	24	9,424,632.65
Total	**2,609**	**797,085,379.35**	**5**	**1,648,925.76**	**72**	**29,699,969.00**	**3**	**1,196,000.00**	**1,196,000.00**	**2,689**	**829,630,274.11**
Current	85.61%	83.74%	0.07%	0.08%	0.00%	0.00%	0.00%	0.00%	0.00%	85.68%	83.82%
30 days	5.09%	5.20%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	5.09%	5.20%
60 days	2.49%	2.57%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	2.49%	2.57%
90 days	2.31%	2.55%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	2.31%	2.55%
120 days	1.04%	1.53%	0.07%	0.07%	0.07%	0.15%	0.00%	0.00%	0.00%	1.19%	1.75%
150 days	0.22%	0.21%	0.04%	0.05%	1.04%	1.33%	0.00%	0.00%	0.00%	1.30%	1.59%
180 days	0.19%	0.20%	0.00%	0.00%	0.82%	1.13%	0.04%	0.05%	0.05%	1.04%	1.38%
181+ days	0.07%	0.07%	0.00%	0.00%	0.74%	0.97%	0.07%	0.09%	0.09%	0.89%	1.14%
Total	**97.02%**	**96.08%**	**0.19%**	**0.20%**	**2.68%**	**3.58%**	**0.11%**	**0.14%**	**0.14%**	**100.00%**	**100.00%**

11. Delinquency Data

	Count / % Count	Balance / % Balance		Count / % Count	Balance / % Balance		Count / % Count	Balance / % Balance		Count / % Count	Balance / % Balance		Count / % Count	Balance / % Balance
1 Month	137	43,116,669.09	13 Months	0	0.00	25 Months	0	0.00	37 Months	0	0.00	49 Months	0	0.00
	5.09%	5.20%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
2 Months	67	21,351,305.43	14 Months	0	0.00	26 Months	0	0.00	38 Months	0	0.00	50 Months	0	0.00
	2.49%	2.57%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
3 Months	62	21,158,974.39	15 Months	0	0.00	27 Months	0	0.00	39 Months	0	0.00	51 Months	0	0.00
	2.31%	2.55%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
4 Months	32	14,521,840.83	16 Months	0	0.00	28 Months	0	0.00	40 Months	0	0.00	52 Months	0	0.00
	1.19%	1.75%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
5 Months	35	13,188,072.16	17 Months	0	0.00	29 Months	0	0.00	41 Months	0	0.00	53 Months	0	0.00
	1.30%	1.59%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
6 Months	28	11,454,102.57	18 Months	0	0.00	30 Months	0	0.00	42 Months	0	0.00	54 Months	0	0.00
	1.04%	1.38%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
7 Months	23	9,008,632.65	19 Months	0	0.00	31 Months	0	0.00	43 Months	0	0.00	55 Months	0	0.00
	0.86%	1.09%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
8 Months	1	416,000.00	20 Months	0	0.00	32 Months	0	0.00	44 Months	0	0.00	56 Months	0	0.00
	0.04%	0.05%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
9 Months	0	0.00	21 Months	0	0.00	33 Months	0	0.00	45 Months	0	0.00	57 Months	0	0.00
	0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
10 Months	0	0.00	22 Months	0	0.00	34 Months	0	0.00	46 Months	0	0.00	58 Months	0	0.00
	0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
11 Months	0	0.00	23 Months	0	0.00	35 Months	0	0.00	47 Months	0	0.00	59 Months	0	0.00
	0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
12 Months	0	0.00	24 Months	0	0.00	36 Months	0	0.00	48 Months	0	0.00	60+ Months	0	0.00
	0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%

12. Loss Mitigation and Servicing Modifications

	Modification Type	Current Count	Current Scheduled Balance	1 Payment Count	1 Payment Scheduled Balance	2 Payments Count	2 Payments Scheduled Balance	3+ Payments Count	3+ Payments Scheduled Balance	Foreclosure Count	Foreclosure Scheduled Balance	REO Count	REO Scheduled Balance	Total Count	Total Scheduled Balance
Deal Totals	Capitalizations	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
	Other Modifications	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00

	Modification Type	Payoffs Current Month Count	Payoffs Current Month Scheduled Balance	Payoffs Cumulative Count	Payoffs Cumulative Scheduled Balance	Repurchases Current Month Count	Repurchases Current Month Scheduled Balance	Repurchases Cumulative Count	Repurchases Cumulative Scheduled Balance	Liquidations Current Month Count	Liquidations Current Month Scheduled Balance	Liquidations Cumulative Count	Liquidations Cumulative Scheduled Balance	Total Current Month Count	Total Current Month Scheduled Balance	Total Cumulative Count	Total Cumulative Scheduled Balance
Deal Totals	Capitalizations	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
	Other Modifications	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00

13. Losses and Recoveries

A. Current Cycle Realized Losses

Current Period Realized Losses		Liquidations	Charge-Offs	Servicing Modifications	Bankruptcy Losses	Total
Deal Totals	**Loss Count**	1	0	0	0	1
	Beginning Aggregate Scheduled Balance	208,000.00	0.00	0.00	0.00	208,000.00
	Principal Portion of Loss	31,155.23	0.00	0.00	0.00	31,155.23
	Interest Portion of Loss	0.00	0.00	0.00	0.00	0.00
	Total Realized Loss	31,155.23	0.00	0.00	0.00	31,155.23

B. Cumulative Realized Losses

Cumulative Realized Losses		Liquidations	Charge-Offs	Servicing Modifications	Bankruptcy Losses	Total
Deal Totals	**Loss Count**	1	0	0	0	1
	Total Realized Loss	31,155.23	0.00	0.00	0.00	31,155.23

C. Subsequent Recoveries

Subsequent Recoveries		Current Period	Cumulative
Deal Totals	**Subsequent Recoveries Count**	0	0
	Subsequent Recoveries	0.00	0.00
	Net Loss [1]	31,155.23	31,155.23
	Net Loss % [2]	0.00%	0.00%

[1] Total Realized Loss less Subsequent Recoveries

[2] Net Loss % of Original Balance

D. Default Percentages

Default Loss Percentage		1 Month	3 Months	6 Months	12 Months	Life of Deal
	Monthly Default Rate	0.02%	0.01%	0.00%		0.00 %
	Constant Default Rate	0.30%	0.10%	0.05%		0.04%

1-Month MDR (Current Month) =   SUM(Beginning Scheduled balances of liquidating loans) / [SUM(Beginning Scheduled loan balances)- SUM(Scheduled Principal payments)]

m-Month = 3, 6, 12, months or the life of deal to date

m-Month MDR(over m months in period where n is current month)= $1-[(1-MDR_{n-m+1}) * (1-MDR_{n-m+2}) *....* (1-MDR_{n-1}) * (1-MDR_n)]^{(1/m)}$

$CDR_m = 1- [(1- MDR_m)^{12}]$,where m is number of months in period

14. Credit Enhancement Report

Reserve Accounts

Description	Source	Beginning Balance	DEPOSITS		WITHDRAWALS		Ending Balance
			Investment Earnings	Other Deposits	Draws	Releases	
Certificate Supplemental Interest Trust Account		0.00	0.00	21,924.73	21,924.73	0.00	0.00
Class A-1 Supplemental Interest Trust Account		0.00	0.00	21,471.74	21,471.74	0.00	0.00
Class A 1 Swap Agreement Collateral Account		0.00	0.00	0.00	0.00	0.00	0.00
Certificate Swap Agreement Collateral		0.00	0.00	0.00	0.00	0.00	0.00

Hedge Agreements

Description	Provider	Termination Date	Amount Received From Provider	Amount Paid to Provider
Certificate Swap Agreement	Hsbc Bank Usa	04/25/2012	3,052,235.68	3,030,310.95
Class A-1 Swap Agreement	Deutsche Bank	05/25/2037	1,525,260.05	1,546,731.79

16. Overcollateralization Summary

	Prior Required Overcollateralization Amount	Beginning Overcollateralization Amount	Overcollateralization Increase/(Reduction) Amount	Ending Overcollateralization Amount	Current Required Overcollateralization Amount
Deal Total	7,564,330.10	7,564,330.10	0.00	7,564,330.10	7,564,330.10

17. Excess Cashflow, Overcollateralization and Derivative Amounts

	Excess Cashflow and Derivative Summary	
(1)	Scheduled Unmodified Net Interest	4,567,538.54
(2)	Interest Losses	0.00
(3)	Subsequent Recoveries	0.00
(4)	Interest Adjustment Amount	0.00
(5)	Certificate Swap Payment Amount - OUT	0.00
(6)	Certificate Swap Payment Amount - IN	21,924.73
(7)	Certificate Interest Amount	3,760,867.39
(8)	OC Reduction Amount	0.00
(9)	Excess Cashflow Prior to OC Provisions	828,595.87

	Overcollateralization and Derivative Amounts	
	Excess Cashflow Prior to OC Provisions	828,595.87
(1)	Unreimbursed Principal Portion of Realized Losses	0.00
(2)	Principal Portion of Realized Losses	31,155.23
(3)	Overcollateralization Increase	0.00
(4)	Prepayment Interest Shortfall	0.00
(5)	Unpaid PPIS With Accrued Interest	0.00
(6)	Basis Risk Shortfall Carry-Forward Amount	18,987.96
(7)	Relief Act Shortfall	0.00
(8)	Unreimbursed Realized Losses	0.00
(9)	Swap Termination Payment Amount	0.00
(10)	To Class SB Certificates	778,452.68

GMAC RFC

18. Performance Tests

Senior Balance Test	
Senior Certificate Beginning Balance - Actual Value	783,146,727.05
Zero Balance	0.00
Senior Certificate Beginning Balance = 0.00	False
Current Distribution Date >= Target Distribution	
Current Distribution Period	7
StepDownTarget Distribution Period	37
Current Distribution Date >= Target Distribution Date	False
Stepdown Date - Senior Enhancement Test	
Current Senior Enhancement Percent - Actual value	6.54330400%
Specified Senior Enhancement Percent - Target value	12.20000000%
Senior Enhance Pct >= Specified Senior Enhance Pct (Actual End Balance <= Target End Balance)	False
StepDown Date and Senior Enhancement pass	
Current Distribution Date >= Target Distribution Date	False
Senior Enhance Pct >= Specified Senior Enhance Pct (Actual End Balance <= Target End Balance)	False
After StepDown Date and Senior Enh Percent >= Target Percent	False
StepDown Date has occured	
Senior Certificate Beginning Balance = 0.00	False
After StepDown Date and Senior Enh Percent >= Target Percent	False
Stepdown Date has occurred	False
Sixty-Plus Delinquency Percentage >= Target %	
3-Month Average Sixty-Plus Delinquency Percentage - Actual Value	8.87750900%
Senior Enhancement Delinquency Percentage - Target Value	2.61732200%
Sixty-Plus Delinquency Percentage >= Senior Enhancement Delinquency Percentage Target	True

Trigger Event clause (b) - Realized Loss Test	
Aggregate Realized Loss Percentage - Actual Value	0.00350100%
Scheduled Loss Target Percent	99,999.00000000%
Aggregate Realized Loss Percentage >= Scheduled Loss Percent	False
Trigger Event is in effect?	
Sixty-Plus Delinquency Percentage >= Senior Enhancement Delinquency Percentage Target	True
Aggregate Realized Loss Percentage >= Scheduled Loss Percent	False
Trigger Event is in effect	False
Stepdown Date and Trigger Event in effect	
Stepdown Date has occurred	False
Trigger Event is in effect	False
Trigger Event is in effect on or after StepDown Date	False

20. Comments

Comments: The Determination Date for the 11/26/2007 Distribution is 11/21/2007

Credit Support Depletion Date has not occured

ERISA Text: Each beneficial owner of any Certificate (or any interest therein) which provides credit enhancement for any other Certificate and is available in book-entry form, including any such Class M Certificate, shall be deemed to have represented, by virtue of its acquisition or holding of such Certificate (or interest therein), that either: a) it is not an employee benefit or other plan subject to the prohibited transaction provision of the Employee Retirement Income Security Act of 1974, as amended('ERISA'), or Section 4975 of the Internal Revenue Code of 1986, as amended (a 'Plan'), or any other person (including an investment manager, a named fiduciary or a trustee of any Plan) acting, directly or indirectly, on behalf of purchasing any Certificate with 'plan assets' of any Plan; or b) (i) the transferee is an insurance company, (ii) the source of funds to be used by it to purchase the Certificates is an 'insurance company general account' (within the meaning of Department of Labor Prohibited Transaction Class Exemption ('PTCE') 95-60), and (iii) the conditions set forth in Section I and III of PTCE 95-60 have been satisfied. Any purported beneficial owner of any such book-entry Certificate (or interest therein) to whom either (a) or (b) above does not apply shall indemnify and hold harmless the Company, the Trustee, the Master Servicer, any Subservicer, and the Trust Fund from and against any and all liabilities, claim, cost or expenses incurred by such parties as a result of its acquisition or holding of such Certificate.



Statement To Certificateholder

Residential Accredit Loans, Inc., 2007-QA3
November 26, 2007

Cash Flow Received and Uses of Funds

Cash Flow Received	Amount
Principal and Interest Payments	11,976,420.51
Prepayment Premium	2,163.20
Liquidation and Insurance Proceeds	176,844.77
Subsequent Recoveries	0.00
Repurchase Proceeds	214,848.00
Other Deposits/Adjustments (including Derivatives Payment)	6,277.63
Total Deposits	12,376,554.11

Uses of Funds	Amount
Transfer to Certificate Account	12,340,682.54
Reimbursed Advances and Expenses	6,590.00
Master Servicing Compensation	29,281.55
Derivatives Payment	0.00
Total Withdrawals	12,376,554.09

Ending Balance	0.00